Tallgrass Energy Partners, LP

6640 W. 143rd Street, Suite 200

Overland Park, KS 66223

April 24, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Tallgrass Energy Partners, LP

Registration Statement on Form S-1

Response dated April 19, 2013

File No. 333-187595

Ladies and Gentleman:

Set forth below are the responses of Tallgrass Energy Partners, LP (the “Partnership”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated April 23, 2013, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. The Partnership’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Dilution, page 68

1.	We note that your net tangible book value of $430.2 million or $10.41 per unit as of December 31, 2012 on a pro forma basis includes deferred costs of $27 million (page F-4). In addition to the goodwill you have excluded, please revise to reflect your net tangible book value excluding any intangible assets such as deferred costs, as of the most recent balance sheet. Refer to Item 506 of Regulation S-K.

Response: We acknowledge the Staff’s comment and will revise the Registration Statement in our next amendment to reflect this change. A revised page of the Registration Statement reflecting this change has been provided to the Staff supplementally with this letter. Please see page 68.

2.	Your table discloses a decrease in pro forma net tangible book value per unit attributable to purchasers in the offering whereas the cash payments made by purchasers of the units being offered results in an increase to the pro forma net tangible book value. Please revise.

Response: We acknowledge the Staff’s comment and will revise the Registration Statement in our next amendment to reflect this change. A revised page of the Registration Statement reflecting this change has been provided to the Staff supplementally with this letter. Please see page 68.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 24, 2013

Unaudited Pro Forma Balance Sheet, page F-4

3.	We reissue prior comment 43 of our letter dated March 12, 2013. Please expand your equity section to separately disclose the number of equity units authorized and outstanding for each ownership class, including Tallgrass Development, LP and Tallgrass MLP GP, LLC, on a pro forma basis. Reference is made to SAB Topic 4:F.

Response: We acknowledge the Staff’s comment and will revise the Registration Statement in our next amendment to reflect this change. Our partnership agreement authorizes an unlimited number of units, as is typical with master limited partnerships. Our disclosure will include the number of units issued and outstanding as illustrated in our response to comment 43 in our letter dated March 19, 2013. A revised page of the Registration Statement reflecting this change has been provided to the Staff supplementally with this letter. Please see page F-4.

Notes To Unaudited Pro Forma Financial Data, page F-6

4.	Please refer to adjustment g) in which you disclose a payment of $485.5 million of net proceeds from the offering to a subsidiary of Tallgrass Development. Since the net proceeds from the offering are anticipated to be approximately $264.4 million, please revise to clarify the payment will be comprised of net proceeds from the offering along with borrowings under your new revolving credit facility.

Response: We acknowledge the Staff’s comment and will revise the Registration Statement in our next amendment to reflect this change. A revised page of the Registration Statement reflecting this change has been provided to the Staff supplementally with this letter. Please see page F-6.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (913) 928-6045 or Laura Tyson of Baker Botts L.L.P. at (512) 322-2556.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 24, 2013

Very truly yours,

TALLGRASS ENERGY PARTNERS, LP

By:	Tallgrass MLP GP, LLC,
its general partner

By:	/s/ Gary J. Brauchle
Gary J. Brauchle
Executive Vice President, Chief Financial
Officer and Treasurer

cc:	Laura Tyson, Baker Botts L.L.P.

David Oelman, Vinson & Elkins L.L.P.

George Rider

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after this offering. On a pro forma basis as of December 31, 2012, our net tangible book value was $403.2 million, or $9.76 per unit. Purchasers of common units in this offering will experience immediate dilution in pro forma net tangible book value per unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$22.00
Historical net tangible book value per unit before this offering(1)	$8.73
Less: Payment to Tallgrass Development for capital expenditures(2)	(3.02)
Estimated distributions to Tallgrass Development from January 1, 2013 through the completion of this offering(3)	(0.54)
Increase in pro forma net tangible book value per unit attributable to purchasers in this offering	4.59

Less: Pro forma net tangible book value per unit after this offering(4)		9.76

Immediate dilution in pro forma net tangible book value per unit attributable to purchasers in this offering		$12.24

(1)	Determined by dividing the number of units (11,250,000 common units, 16,200,000 subordinated units and 826,531 general partner units) to be issued to subsidiaries of Tallgrass Development for its contribution of assets and liabilities to Tallgrass Energy Partners, LP into the historical net tangible book value of the assets and liabilities contributed.
(2)	Determined by dividing the number of units (11,250,000 common units, 16,200,000 subordinated units and 826,531 general partner units) to be issued to subsidiaries of Tallgrass Development for its contribution of assets and liabilities to Tallgrass Energy Partners, LP into the expected capital expenditures reimbursement. At the closing of this offering, we intend to make a payment of $85.5 million to Tallgrass Development as reimbursement for a portion of capital expenditures made by Tallgrass Development to purchase the contributed assets, which Tallgrass Development acquired together with the Retained Assets for approximately $1.8 billion.
(3)	Determined by dividing the number of units (11,250,000 common units, 16,200,000 subordinated units and 826,531 general partner units) to be issued to subsidiaries of Tallgrass Development for its contribution of assets and liabilities to Tallgrass Energy Partners, LP into the $15.3 million of net estimated distributions paid from the contributed entities to Tallgrass Development from the period from January 1, 2013 through the completion of this offering. Distributions from TIGT and TMID to Tallgrass Development were approximately $18.1 million for the period from January 1, 2013 through March 31, 2013. This amount is partially offset by the $2.8 million of capital contributions that we estimate Tallgrass Development will make to TIGT and TMID during the period from April 1, 2013 through the completion of this offering.
(4)	Determined by dividing the total number of units to be outstanding after this offering (24,300,000 common units, 16,200,000 subordinated units and 826,531 general partner units) and the application of the related net proceeds into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.

68

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon completion of the transactions contemplated by this prospectus:

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent
Common Units owned by our general partner and its affiliates(1)(2)(3)	28,276,531	68%	$146,103	34%
Public Common Units	13,050,000	32%	$287,100	66%

Total	$41,326,531	100%	$433,203	100%

(1)	The units acquired by our general partner and its affiliates consist of 11,250,000 common units, 16,200,000 subordinated units and 826,531 general partner units.
(2)	Assumes the underwriters’ option to purchase additional common units is not exercised.
(3)	The assets contributed by the general partner and its affiliates were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by the general partner and its affiliates, as of December 31, 2012, after giving effect to the formation transaction, is as follows:

(In thousands)
Net tangible book value of assets contributed	$246,916
Less: Payment to Tallgrass Development for capital expenditures(a)	(85,469)
Estimated net distributions to Tallgrass Development from January 1, 2013 through the completion of this offering (b)	(15,344)

Total consideration	$146,103

(a)	At the closing of the offering, we intend to make a payment of $85.5 million to Tallgrass Development as reimbursement for a portion of capital expenditures made by Tallgrass Development to purchase the contributed assets, which Tallgrass Development acquired together with the Retained Assets for $1.8 billion.
(b)	Distributions from TIGT and TMID to Tallgrass Development were approximately $18.1 million for the period from January 1, 2013 through March 31, 2013. This amount is partially offset by the $2.8 million of capital contributions that we estimate Tallgrass Development will make to TIGT and TMID during the period from April 1, 2013 through the completion of this offering.

69

TALLGRASS ENERGY PARTNERS

UNAUDITED PRO FORMA BALANCE SHEET

December 31, 2012

	Predecessor Historical	Pro Forma Adjustments		Pro Forma As Adjusted
ASSETS

Current assets
Cash and cash equivalents	$—	$287,100	(b)	$—
		(17,944)	(c)
		(3,509)	(d)
		(5,178)	(e)
		225,000	(f)
		(485,469)	(g)
Accounts receivable	24,311	—		24,311
Gas imbalances	1,282	—		1,282
Inventories	2,204	—		2,204
Derivative assets at fair value	224	—		224
Prepayments	47	—		47

Total current assets	28,068	—		28,068
Property, plant, and equipment, net	669,476	—		669,476
Goodwill	301,852	—		301,852
Deferred Finance costs	13,352	(13,352)	(g)	—
Other deferred charges	23,066	5,178	(e)	28,244

Total Assets	$1,035,814	$(9,452)		$1,027,640

LIABILITIES AND MEMBER’S EQUITY

Current Liabilities
Accounts payable	$36,883	$—		$36,883
Gas imbalances	1,250	—		1,250
Derivative liabilities at fair value	23	—		23
Accrued taxes	3,465	(200)	(h)	3,265
Current portion of long-term debt	4,000	(4,000)	(g)	—
Accrued other current liabilities	26,233	—	(a)(g)	26,233

Total current liabilities	71,854	(4,200)		67,654

Long-term debt	390,491	225,000	(f)	225,000
		(396,000)	(g)
		5,509	(g)
Other Long-term Liabilities and Deferred Credits	1,635	—		1,635

Members’ equity/partners’ capital
Parent’s net investment	571,834	(85,469)	(a)	—
		200	(h)
		(486,565)	(i)
Common unitholders—public (13,050,000 units issued and outstanding)	—	287,100	(b)	258,986
		(17,944)	(c)
		(3,509)	(d)
		(1,946)	(g)
		(4,715)	(g)
Common unitholders—Tallgrass Development (11,250,000 units issued and outstanding)	—	193,583	(i)	188,729
		(1,418)	(g)
		(3,436)	(g)
Subordinated unitholders—Tallgrass Development (16,200,000 units issued and outstanding)	—	278,760	(i)	271,770
		(2,042)	(g)
		(4,948)	(g)
General partner’s interest (826,531 units issued and outstanding)	—	14,222	(i)	13,866
		(104)	(g)
		(252)	(g)

Total members’ equity/partners’ capital	571,834	161,517		733,351

Total Liabilities and members’ equity/partners’ capital	$1,035,814	$(8,174)		$1,027,640

F-4

NOTES TO UNAUDITED PRO FORMA FINANCIAL DATA

1. Basis of Presentation, Transactions and this Offering

The historical financial information is derived from the audited historical financial statements of the Predecessor that are included elsewhere in this prospectus. The pro forma adjustments have been prepared as if this offering and the transactions described in this prospectus had taken place on December 31, 2012, in the case of the pro forma balance sheet, and as of January 1, 2012, in the case of the pro forma statements of operations for the year ended December 31, 2012. The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of these transactions will differ from the pro forma adjustments.

2. Pro Forma Adjustments and Assumptions

The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of these transactions will differ from the pro forma adjustments. A general description of these transactions and adjustments is provided as follows:

a)	The required reimbursement of $85.5 million for a portion of the capital expenditures made by Tallgrass Development to purchase the contributed assets, which is expected to be fully paid with net proceeds from the offering and borrowings under the revolving credit facility as described in notes f) and g) below.

b)	The gross proceeds of $287.1 million from the issuance and sale of 13,050,000 common units at an initial public offering price of $22.00 per unit. If the underwriters were to exercise their option to purchase additional common units in full, gross proceeds to the Partnership would equal $330.2 million.

c)	The payment of estimated underwriting discounts and commissions and structuring fees.

d)	The payment of offering expenses other than those discussed in Note c).

e)	The payment of an estimated $5.2 million of fees and expenses on the Partnership’s revolving credit facility, which will be amortized over the life of the facility, and an estimated $1.0 million of annual commitment fees assuming that $275 million is undrawn at the closing of this offering with a rate of 0.375% on unfunded commitments. In total, the amortization and commitment fees are estimated to be $2.1 million for the year ended December 31, 2012.

f)	The proceeds of the estimated $225 million to be borrowed at closing of this offering and the corresponding payment of interest expense on the Partnership’s revolving credit facility at an assumed interest rate on funded borrowings of 4.25%.

g)	The $485.5 million payment of net proceeds from this offering of $265.6 million and borrowings under our new revolving credit facility of $219.8 million (after payment of expenses of $5.2 million) to a subsidiary of Tallgrass Development, representing repayment of $400 million of debt, inclusive of $5.5 million of unamortized discount, and reimbursement of capital expenditures of $85.5 million as described in Note a).

h)	The elimination of the impact of Texas Margin Tax as the Partnership is a non-taxable entity and does not have any operations in Texas that would result in the applicability of Texas Margin Tax. As of December 31, 2012, $0.2 million adjustment to accrued taxes eliminates the current liability for this income-based tax. The remaining balance in accrued taxes as of December 31, 2012 primarily relates to property taxes.

i)	Reflects the conversion of the adjusted parent net investment in the Predecessor of $487 million to common and subordinated units and the 2.0% general partner interest in the Partnership.

j)	The elimination of interest expense, amortization of deferred financing costs and amortization of discount on debt assumed in connection with the acquisition of the Predecessor Entities by Tallgrass Development on November 13, 2012 because this debt is expected to be repaid at the closing of this offering as described in g) above.

F-6